December 21, 2018

Luis Massiani
Chief Financial Officer
Sterling Bancorp
400 Rella Boulevard
Montebello, NY 10901

       Re: Sterling Bancorp
           For 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-35385

Dear Mr. Massiani:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 4. Portfolio Loans, page 94

1. Given the significant impact the recent acquisitions have had on your operating performance and asset quality data (i.e. metrics and trends), please tell us, and revise all future filings, to disclose specific information which enables the reader to more clearly understand the impact on the periods presented, including:

          The balances of acquired and originated loans;
          Asset quality data and ratios of acquired and originated loans;
          The remaining purchase accounting discounts;
          The impact on net interest income and the net interest margin for the periods presented from acquired and originated loans;
 Luis Massiani
Sterling Bancorp
December 21, 2018
Page 2

             Acquired loans classified as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring; and In order to provide consistent presentation of credit quality metrics throughout your
             filings, please consider revising future filings to present all credit quality metrics
             (including total portfolio loans on page 94, past due loans on page 95, non-accrual loans on page 96, impaired loans starting on page 97, credit quality indicators starting on page 102, and allowance for loan loss activity starting on page
101) by originated
             loans, acquired loans using ASC 310-20 accounting, and acquired credit impaired loans using ASC 310-30 accounting. Further, please make sure your discussions of the loan portfolio in MD&A provide a similar consistent presentation throughout.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 with any questions.



FirstName LastNameLuis Massiani                                Sincerely,
Comapany NameSterling Bancorp
                                                               Division of
Corporation Finance
December 21, 2018 Page 2                                       Office of
Financial Services
FirstName LastName